Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia

Postal Address: PO Box 393 Hamilton, Qld 4007, Australia

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

15/07/2003

03024882

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

JUL 29 2003

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 15 July 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 7/30

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

15 July 2003

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

BUSINESS ACQUISITION

The Directors of Sam's Seafood Holdings Limited ("the Company") are pleased to announce that a wholly owned subsidiary of the Company, Sam's Seafood Hamilton Limited, has executed a Sales of Business Agreement ("the Agreement") to acquire Seaborn Seafood. The business, a significant seafood distributor, based in Brisbane, Queensland specialises in fish and chips, bakery, smallgoods and bulk dry goods with an annual turnover in excess of $16m. The settlement date is scheduled for 31 October, 2003, subject to the due diligence process.

The purchase price for the acquisition of the business, plant and equipment is $1.05m plus stock.

This consideration will be met by $550,000 in cash and $500,000 in ordinary shares in the capital of the Company at the price equivalent to the weighted average market price over the five trading days preceding the signing of the Agreement. These will be allocated from the holdings of the Managing Director and one of the founding shareholders, Mr Nicholas Noutsatos. No new shares in the Company will be issued as part of the transaction. One hundred percent (100%) of the shares allocated to the owners of Seaborn Seafood will be held in voluntary escrow for twelve (12) months.

Seaborn Seafood will be incorporated into Sam's Seafood, with the company taking strategic advantage of Seaborn's existing market position. By combining the two operations, Sam's Seafood anticipates significant operating efficiencies and greater market saturation from such areas as sales, distribution and logistics.

This acquisition is in line with the long-term strategic portfolio vision of Sam's Seafood and is one, which complements the strengths of the two organisations. The Directors and management of Sam's Seafood anticipate that this deal will accelerate both the growth and the performance of the Company.

Ken Situ
Company Secretary

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD

SAM'S SEAFOOD

FOR IMMEDIATE RELEASE 15 July 2003

Sam's Seafood Nets Seaborn Seafood in Strategic Acquisition

BRISBANE: Sam's Seafood Holdings Limited (ASX: SSS) today advanced its strategic acquisition plans with the tactical purchase of Australian market competitor, Seaborn Seafood for a total consideration of $1.05 million. The transaction is in line with the Board's stated parameters for acquisitions, delivering an excellent price per share earnings ratio.

Seaborn represents the final planned food service acquisition in the South East Queensland market for Sam's Seafood. The Board will now focus its attention of achieving in excess of 50% growth in earnings per share over the next year. These efforts will support the Company's overall vision to become the number one seafood company in Australia. In delivering upon its stated objectives, Sam's Seafood is expected to stimulate significant interest in both the Australian and US based institutional markets in line with the Company's NASDAQ listing due later this year.

Following much negotiation, the Seaborn deal is viewed by Sam's Board as the ideal compatible venture, strengthening Sam's Seafood's wholesale sector penetration. The agreement reached with the lucrative wholesaler, whose turnover last year topped $16 million includes a work contract securing the services of Seaborn's founder and Managing Director, Marco Berta. Sam's Seafood plans to consolidate the management strength of Seaborn with its own team to initiate a commercial drive into the productive Victorian market.

In addition to the traditional seafood offerings, Seaborn will provide Sam's Seafood with access to the diversified product groups of bakery and smallgood items. These ancillary food items are expected to bolster the existing services to the Company's own customer base.

Sam's Seafood Chairman Grahame Denovan said "This acquisition is in line with the long-term strategic portfolio vision of Sam's Seafood and is one, which complements the strengths of the two organisations. This move will accelerate both the growth and the performance of the Company. This is a great deal for our shareholders and a wonderful opportunity for Sam's Seafood as a brand and our customers."

Seaborn Seafood will be incorporated into Sam's Seafood, with the company taking strategic advantage of Seaborn's existing market position. By combining the two operations, Sam's Seafood anticipates significant operating efficiencies and greater market saturation from such areas as sales, distribution and logistics.

The expansion plans are in line with the company's publicised growth strategy, demonstrating a deliberate focus on maximising company profits while minimising operational expenses.

Sam's Seafood recently successfully advanced the sale of the management rights concept to its flagship retail venture, Sam's On Suttons at Redcliffe. Following overwhelming commercial interest, Sam's Seafood is now in final negotiations to transfer the management rights of its Sunshine Coast operation and is conducting a franchise model rollout across its transport fleet. These actions are a conscious effort by the Company to realise future earnings potential and substantially decrease distribution costs.

Proactive market diversification by Sam's Seafood has resulted in no one customer contributing more than 5% to the Company's total revenue. The Seaborn Seafood acquisition is a proactive response to the Board's plan for multi-market expansion. Seafood is Australia's fourth largest primary producing sector with a national annual growth rate of 13% per capita.

About Sam's Seafood Holdings Limited (SSS)

Sam's Seafood Holdings Limited (SSS) specialises in the retail and wholesale distribution of seafood and associated products. Sam's Seafood listed on the Australian Stock Exchange in 2001 at $1.00, with the shares now in the vicinity of $3.20.

Sam's Seafood have experienced exceptional growth since listing, representing one of the most outstanding shares within the All Ordinaries on the basis of earnings per share.

- ENDS -

For further information, please contact:

Anna Whybird, Black Ink Public Relations **3211 9500 / 0403 532 218**

Grahame Denovan, Sam's Seafood Holdings Ltd **0418 212 474**